===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                            ----------------------
                                   FORM 11-K

(Mark one)

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1995

                                      OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number 001-05480

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ELCO TEXTRON INC.
                  PROFIT SHARING AND SAVINGS PLAN
                  1111 SAMUELSON ROAD
                  P.O. BOX 7009
                  ROCKFORD, ILLINOIS   61125

         B. Name of issuer of securities held pursuant to the plan and address of its principal executive office:

                  TEXTRON INC.
                  40 WESTMINSTER STREET
                  PROVIDENCE, RHODE ISLAND   02903

===============================================================================


                             REQUIRED INFORMATION

         The following Financial Statements for the Elco Textron Inc. Profit Sharing and Savings Plan (formerly known as Elco Industries, Inc. Profit Sharing and Savings Plan) are furnished herein:

                                     INDEX

Report of Independent Auditors.............................................  3

Financial Statements

    Statements of Net Assets Available for Plan Benefits...................  4
    Statement of Changes in Net Assets Available for Plan Benefits.........  5
    Notes to Financial Statements..........................................  6


Supplemental Schedules

    Assets Held for Investment............................................. 10
    Reportable Transactions ............................................... 15

                        Report of Independent Auditors

Pension Committee
Elco Industries, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of Elco Industries, Inc. Profit Sharing and Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financials based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 Ernst & Young LLP

Milwaukee, Wisconsin
May 31, 1996

                           Elco Industries, Inc.
                      Profit Sharing and Savings Plan

            Statements of Net Assets Available for Plan Benefits




                                        DECEMBER 31, 1995                                DECEMBER 31, 1994
                    --------------------------------------------------------- -----------------------------------------
                         Money
                        Market        Balanced     Mortgage &      Total         Balanced    Mortgage &     Total
                         Fund           Fund       Bond Fund       Funds           Fund      Bond Fund      Funds

                    --------------------------------------------------------- -----------------------------------------
ASSETS

Investments, at
   fair value:

   Mortgage notes   $          -    $         -   $  6,124,887   $ 6,124,887  $          -   $ 6,863,754   $ 6,863,754
   Common stocks               -     19,616,737              -    19,616,737    13,807,379             -    13,807,379
   Preferred stocks            -      1,411,713              -     1,411,713       324,856             -       324,856
   U.S. Government
     and Agency
     obligations               -      7,868,687      6,740,495    14,609,182     7,432,086       7,029,533  14,461,619
   Corporate and
     municipal
     obligations               -      1,645,356      3,235,413     4,880,769     1,656,169       2,920,293   4,576,462
   Foreign bonds               -         97,138              -        97,138       126,000               -     126,000
   Short-term
     investments       1,245,289      4,855,118      1,046,161     7,146,568     2,538,873         192,676   2,731,549
   Loans to
     participants              -              -          5,498         5,498             -           5,222       5,222
   Cash, interest-
     bearing               8,550        143,324        209,960       361,834       631,709         127,293     759,002
                    --------------------------------------------------------- -----------------------------------------
                       1,253,839     35,638,073     17,362,414    54,254,326    26,517,072      17,138,771  43,655,843
Employer
   contribution
   receivable                  -        512,624              -       512,624     1,056,982               -   1,056,982
Interest and
   dividend
   receivable              5,381        216,068        139,628       361,077        83,088         137,817     220,905
Accounts receivable            -              -              -             -        20,146          24,544      44,690
Due to (from) other
   fund                   22,449        (92,830)        70,381             -       (75,272)         75,272           -

                    --------------------------------------------------------- -----------------------------------------
                      $1,281,669    $36,273,935    $17,572,423   $55,128,027   $27,602,016     $17,376,404 $44,978,420
                    ========================================================= =========================================

See accompanying notes.



                                          Elco Industries, Inc.
                                     Profit Sharing and Savings Plan

                      Statement of Changes in Net Assets Available for Plan Benefits

                                       Year ended December 31, 1995




                                             Money
                                             Market            Balanced           Mortgage &           Total
                                              Fund               Fund             Bond Fund            Funds
                                     ----------------------------------------------------------------------------
Additions:
   Contributions:
     Employer                            $    21,654        $  1,092,881      $       67,889        $ 1,182,424
     Employee                                 33,226             884,381             464,986          1,382,593

   Interest and dividends                     65,177           1,091,529           1,150,798          2,307,504
   Net appreciation in fair value
     of investments                                -           6,903,221             851,973          7,755,194
                                    ----------------------------------------------------------------------------
                                             120,057           9,972,012           2,535,646         12,627,715
Deductions:
   Benefits payments to participants
     or their beneficiaries                   97,807             672,324           1,504,066          2,274,197
   Administrative expenses                         -             154,698              49,213            203,911
                                    ----------------------------------------------------------------------------
                                              97,807             827,022           1,553,279          2,478,108

Transfers, net                             1,259,419            (473,071)           (786,348)                 -
                                    ----------------------------------------------------------------------------
Net additions                              1,281,669           8,671,919             196,019         10,149,607

Net assets available for Plan
   benefits, beginning of year                     -          27,602,016          17,376,404         44,978,420
                                    ----------------------------------------------------------------------------
Net assets available for Plan
   benefits, end of year                  $1,281,669         $36,273,935         $17,572,423        $55,128,027
                                    ============================================================================

  See accompanying notes.



                           Elco Industries, Inc.
                      Profit Sharing and Savings Plan

                       Notes to Financial Statements

                             December 31, 1995


1. DESCRIPTION OF THE PLAN

The Elco Industries, Inc. Profit Sharing and Savings Plan (the Plan) is a defined contribution plan formed to provide profit sharing benefits to employees of Elco Textron Inc. (the Company). Elco Industries, Inc. was purchased in October 1995 and changed its name to Elco Textron Inc. All full-time employees of the Company's Corporate Division, Precision Automotive Division, Precision Commercial Division, Heat Treat and Finishes Division, Tool Manufacturing Division, Construction Products Division and Elco Consumer Products Corp. are eligible to participate in the Plan, commencing with the first annual anniversary of their employment. Plan participants vest in the Company's contributions at the rate of 10 percent per year for each of the first two years of participation in the Plan and at the rate of 20 percent per year for the next four years. Participants become fully vested after six years. Forfeitures are allocated to remaining Plan participants.

The Plan is administered by an administrative committee consisting of not fewer than three members selected by the Board of Directors of the Company.

The Company annually contributes to the Plan the lesser of 10 percent of its current year adjusted net income plus an additional amount, which may be authorized at the discretion of its Board of Directors, or 15 percent of the aggregate compensation paid to all Plan participants. Active participants may elect to make taxable contributions not to exceed 10 percent of their earnings, and/or tax reduction contributions as a percent of earnings as determined annually by the administrative committee. Employee and employer contributions are funded currently with the custodian.

The Plan requires that at least two investment portfolios be maintained. The Company's contributions generally are invested in common stocks and other equity securities. The participants' contributions may be invested in money market funds, fixed income securities (Mortgage & Bond Fund) or in a stock portfolio (Balanced Fund) as directed by each participant. However, the administrative committee may direct that any portion of the funds be invested in fixed income property to conserve principal.

The allocation of Plan income or loss to active participants is made in the same ratio that a participant's account bears to the sum of the balances of all participants' accounts, taking into consideration the dates on which additional contributions and withdrawals are made.

The allocation of Company contributions and forfeitures is based on participant earnings, plus years of service, as defined by the Plan document.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance. On termination of service, a participant may elect to receive either a lump-sum amount equal to the vested portion of his account, or periodic payments over a period of time as defined by the Plan.

In accordance with the terms of the trust agreement as amended January 1, 1976, the custodian has custody of all trust assets.

The Plan has received a determination letter dated April 6, 1995, from the Internal Revenue Service that the Plan meets the requirements of Section 401(b) of the Internal Revenue Code (IRC) and, therefore, is not subject to federal or state income taxes. Once qualified, a plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.

Participants should refer to the Summary Plan Description for a more complete description of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Common stocks, preferred stocks, U.S. Government and Agency obligations, foreign bonds, and corporate and municipal obligations are carried at fair value based on quoted market values. The values of investments in mortgage notes and loans to participants represent the uncollected principal balances, which approximate fair value. Short-term investments are reported at cost, which approximates fair value.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain administrative services are provided to the Plan by the Company without charge.

3. TERMINATION PRIORITIES

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

4. MORTGAGE NOTES

The Plan invests in mortgage notes receivable from certain employees of the Company in northern Illinois who may or may not be Plan participants. The Plan's policy restricts these investments to first mortgages on personal residences, including subsequent home improvements, and requires approval by the administrative committee. The mortgage amount may not exceed 80 percent of the appraised value of the property plus 50 percent of the participant's vested benefit in their profit sharing account. The maximum amount loaned is limited to the appraised value, but may not exceed $50,000. Interest rates currently range from 7.5% to 8.5%. The notes are granted with maturities of up to ten years and payment schedules based on periods of up to twenty-five years. At the maturity date, unpaid loan balances are reviewed by the administrative committee and, upon approval, are refinanced at prevailing interest rates.


5. NET APPRECIATION (DEPRECIATION) OF INVESTMENTS

During 1995, Plan investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

     Common stocks                                         $6,187,450
     Preferred stocks                                          67,634
     U.S. Government and Agency obligations                 1,061,506
     Corporate obligations                                    494,341
     Foreign bonds                                            (55,737)
                                                      -------------------
                                                           $7,755,194
                                                      ===================

6. INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS AVAILABLE FOR
   PLAN BENEFITS

The fair value of individual investments that exceed five percent of net assets is as follows:

                                             ----------------------------
                                                 1995             1994
                                             ----------------------------

U.S. Treasury notes, 5.125%, due 12/31/98    $3,486,875       $3,904,959
Parkstone U.S. Government Obligations
Money Market Fund                            4,210,996
Parkstone Prime Obligations Money
Market Fund                                  2,935,572

7. RELATED-PARTY TRANSACTIONS

As of December 31, 1994, common stock included 110,019 shares of Elco Industries, Inc., common stock with a fair value of $1,870,323. During 1995, the Plan sold the 110,019 common shares of Elco Industries, Inc. at $3,960,684 for a gain of $3,663,262.

The Plan had the following related-party transactions with funds administered by an affiliate of the Plan's custodian, for the year ended December 31, 1995:

                                 Purchases               Sales

                            --------------------------------------------
  Parkstone Money
    Market Funds                $32,090,278             $27,675,259




                                              Elco Industries, Inc.
                                          Profit Sharing and Savings Plan

                                             Assets Held for Investment

                                                 December 31, 1995


                                                           PAR VALUE                            CURRENT
                IDENTITY /DESCRIPTION                      OR SHARES           COST              VALUE

- --------------------------------------------------------------------------------------------------------------

Mortgage notes, interest rates of 7.5% - 8.5%, maturing
   at various dates through 2005                                  -           $6,124,887        $6,124,887

Common stocks:
   AT&T Corporation                                           2,350              135,744           152,162
   Allstate Corporation                                       2,885               91,712           118,646
   American Express Company Exchangeable Note                 5,400              262,210           299,700
   American Home Products Corporation                         2,650              217,802           257,050
   Atlantic Richfield Company                                 2,150              245,678           238,112
   Bandag Incorporated Class A Common                         2,600              134,462           137,800
   Banta Corporation                                          3,200              104,400           140,800
   Belden Incorporated                                       10,200              265,058           262,650
   Brinker International Corporation                         29,000              440,957           438,625
   Bristol Myers Squibb Company                               3,100              258,612           266,212
   Browning Ferris Industries                                17,500              508,143           514,062
   Browning Ferris Industries Incorporated Common
   Auto Exchange                                              3,850              136,560           120,794
   Burlington Resources, Inc.                                10,500              398,030           412,125
   CCH Incorporated Class B Nonvoting                         5,300              111,699           292,162
   Casey's General Stores                                    15,900              123,005           347,812
   Coca Cola Company                                          3,700              210,108           274,725
   Conagra Incorporated                                       3,200              109,986           132,000
   Corning Incorporated                                       6,900              184,074           220,800
   Deluxe Corporation                                         9,700              268,998           281,300
   Dentsply International Incorporated                        5,200              171,600           208,000
   Duke Power Company                                         7,300              303,279           345,837
   Duracell International Incorporated                        5,550              260,762           287,212
   Eli Lilly and Company                                      7,500              303,154           421,875
   Emerson Electric Company                                   4,100              293,640           335,175
   Enron Corporation Common Exchangeable EOG                  5,800              134,814           139,200
   FPL Group Incorporated                                     7,700              301,477           357,087
   Family Dollar Store, Inc.                                 31,000              468,867           426,250
   Federal National Mortgage Association                      3,500              256,073           433,562
   First Financial Corporation Wisconsin                      9,400               46,083           216,200
   First Tennessee National Corporation                       2,100              118,075           127,050
   Fisher Scientific International Incorporated               8,100              261,486           270,338
   Frontier Corporation                                       8,600              194,819           258,000
   G & K Services, Inc. Class A                              15,000              133,925           382,500
   Glatfelter P H Company                                     5,500               84,142            94,188
   HJ Heinz Company                                          10,175              312,639           337,047
   Haemonetics Corporation                                   14,500              299,534           257,375
   Harding Lawson Associates Group Incorporated               4,300               73,100            25,800
   John Alden Financial Corporation                           6,400              137,623           133,600
   Johnson & Johnson                                          4,300              275,487           367,650
   Liqui Box Corporation                                      2,400               47,600            71,100
   MBNA Corporation                                           8,700              245,597           320,813
   Marshall & Ilsley Corporation                              6,900               69,000           179,400
   May Department Stores Company                              3,150              124,808           132,694
   Mentor Graphics Corporation                               18,000              200,865           328,500
   Minerals Technologies Incorporated                         3,700              131,269           135,050
   Mobil Corporation                                          4,150              397,595           463,763
   New England Electric System                                3,400              122,897           134,725
   Newell Company                                             4,400               79,242           113,850
   Occidental Petroleum Corporation                           7,850              184,528           167,794
   Old Republic International Corp.                           7,200              168,301           255,600
   PNC Bank Corporation                                       4,200              126,861           135,450
   Pall Corporation                                          11,600              182,410           311,750
   Policy Management Systems Corporation                      8,700              293,128           414,338
   Proctor & Gamble Company                                   5,000              343,175           415,000
   Progressive Corporation Ohio                               5,000              179,630           244,375
   Providian Corporation                                      6,400              135,235           260,800
   Questar Corporation                                        3,950              128,995           132,325
   Raychem Corporation                                        8,000              330,688           455,000
   Regal Beloit Corporation                                  14,500              134,449           315,375
   Roto Rooter, Inc.                                          3,500               52,500           114,625
   Royal Dutch Petroleum Company                              2,950              359,161           416,319
   Ryans Steak House                                         34,000              284,185           238,000
   Sears Roebuck and Company                                  7,450              254,118           290,550
   Service Corporation International                          6,268              170,300           275,796
   Snap On Incorporated                                       4,250              182,906           192,313
   Stratus Computer, Inc.                                     9,900              335,280           342,788
   Sungard Data Systems                                      15,000              158,826           427,500
   Sybron International Corporation                           6,600               80,190           155,925
   Texas Utilities Company                                    3,250              117,973           133,250
   US Healthcare Corporation                                  2,750              109,849           127,875
   UST Incorporated                                          11,950              358,387           398,831
   United Technologies Corporation                            3,400              238,060           322,575
   Watts Industries Class A                                  18,000              394,365           418,500
   Wausau Paper Mills Company                                 4,180               88,825           113,905
   Xerox Corporation                                          2,400              283,620           328,800
                                                                       -------------------------------------
                                                                              15,732,635        19,616,737

Preferred stocks:
   Alco Standard                                              4,250             338,946            363,375
   Allstate Corporation                                       3,250             135,779            133,250
   Bowater Incorporated                                       4,150             131,285            126,575
   First Bank System                                          2,450             176,346            210,088
   First USA, Inc.                                            7,600             288,952            300,200
   Houghton Mifflin Company                                   1,250              90,100             85,000
   Sunamerica Incorporated                                    2,950             187,653            193,225
                                                                       -------------------------------------
                                                                              1,349,061          1,411,713

U.S. Government obligations:
   U.S. Treasury note, 6.375%, due 7/15/99                1,200,000           1,206,447          1,240,500
   U.S. Treasury note, 5.625%, due 8/31/97                2,000,000           2,056,750          2,013,120
   U.S. Treasury note, 5.125%, due 12/31/98               3,500,000           3,463,299          3,486,875
   U.S. Treasury note, 5.875%, due 2/15/04                1,300,000           1,242,578          1,326,000
   U.S. Treasury note, 7.875%, due 11/15/04                 650,000             649,188            752,577
                                                                       -------------------------------------
                                                                              8,618,262          8,819,072
U.S. Government Agency obligations:
   FHLB, 7.050% DTD 12/21/95, due 12/21/05                  700,000             700,000            700,000
   FHLB, 6.880% DTD 8/01/95, due 8/01/00                    825,000             825,000            822,690
   FHLB, 6.877% DTD 9/13/95, due 9/13/00                    500,000             500,781            507,350
   FHLB, 7.300% DTD 12/27/95, due 12/27/10                  800,000             800,000            800,000
   FHLB, 7.325% DTD 12/28/95, due 12/28/10                  600,000             600,000            600,000
   FHLMC Debenture, 7.000% DTD 12/01/95, due 12/02/02       750,000             750,000            750,000
   FHLMC Debenture, 7.050% DTD 1/29/93, due 1/29/03         500,000             502,031            503,300
   FHLMC Debenture, 6.780% DTD 2/12/93, due 2/12/03         500,000             499,297            500,650
   SLMA, 6.970% DTD 8/23/95, due 8/23/0  0                  600,000             601,500            606,120
                                                                        -------------------------------------
                                                                              5,778,609          5,790,110
Corporate and municipal obligations:
   American Express Master Trust CMO, 6.050%, due
     7/15/97                                                200,000             199,418            201,609
   Analog Devices Incorporated, 3.500%, due 12/01/00        125,000             125,962            133,594
   Anheuser Busch, Inc., 8.750%, due 12/01/99               300,000             320,478            332,154
   Bear Steams Companies, 9.375%, due 6/01/01               150,000             153,314            172,407
   Browning Ferris Industries, 6.750%, due 7/18/05          120,000             120,275            119,700
   Coca Cola Enterprises, Inc., 7.875%, due 2/01/02         300,000             298,050            329,484
   Dupont E I De Nemours & Co., 8.500%, due 2/15/03         400,000             421,559            451,312
   First Financial Management Corporation, 5.000%,
     due 12/15/99                                            80,000             106,675            124,300
   Ford Motor Company, 9.000%, due 9/15/01                  300,000             305,625            342,468
   General Instrument Corporation, 5.000%,
     due 6/15/00                                             80,000             105,573             88,000
   Great Western Financial Corporation, 6.375%, due
     7/01/00                                                200,000             198,666            203,186
   Healthsouth Rehabilitation Corporation, 5.000%,
     due 4/01/01                                            175,000             223,550            280,000
   Integrated Device Technology, 5.500%, due 6/01/02        135,000             134,463            110,025
   Lowes Companies Incorporated, 3.000%,
     due 7/22/03                                            115,000             130,298            150,650
   Northern Telecom, 6.875%, due 10/01/02                   300,000             300,000            311,718
   Olsten Corporation, 4.875%, due 5/15/03                  110,000             123,300            126,500
   Pacific Gas and Electric Co., 5.375%, due 8/01/98        500,000             498,175            494,920
   Sterling Software Incorporated, 5.750%,
     due 2/01/03                                            150,000             189,000            323,813
   Texas Instruments, Inc., 9.0%, due 3/15/01               350,000             371,350            396,154
   VLSI Technology Incorporated, 8.250%, due 10/01/05        65,000              65,070             59,962
   Wendy's International, 7.0%, due 4/01/06                  75,000             108,000            128,813
                                                                       --------------------------------------
                                                                              4,498,801          4,880,769
Foreign bonds -
   Scholastic Corporation Euro Bond, 5.000%, due
     8/15/05                                                 95,000             106,575             97,138

Short-term investments:
   Parkstone Prime Obligations Money Market Fund          2,935,572           2,935,572          2,935,572
   Parkstone U.S. Government Obligations Money
     Market Fund                                          4,210,996           4,210,996          4,210,996
                                                                       --------------------------------------
                                                                              7,146,568          7,146,568

Loans to participants, 8.5%                                       -                   -              5,498
Cash                                                              -             361,834            361,834
                                                                       --------------------------------------
                                                                            $49,717,232        $54,254,326
                                                                       ======================================



                                          Elco Industries, Inc.
                                     Profit Sharing and Savings Plan

                                         Reportable Transactions

                                       Year ended December 31, 1995



                                    NUMBER OF
                                   TRANSACTIONS                           PROCEEDS FROM SALES     REALIZED
                             -------------------------COST OF PURCHASES      OR REDEMPTIONS         GAIN
DESCRIPTION                    PURCHASES     SALES     DURING THE YEAR      DURING THE YEAR        (LOSS)
- --------------------------------------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5 percent of plan assets

Parkstone Prime Obligations
   Money Market Fund              179          68         $25,104,302          $23,686,101     $          -

Parkstone U.S. Government
   Obligations Money Market
   Fund                           100          27           6,985,976            3,989,158                -

FHLMC Debenture, 7.910%,
   due 12/5/97                      1           1           1,409,188            1,400,000           (9,188)

FNMA Discounted Note DTD
   7/25/94 due 7/17/95              1           1           1,607,940            1,645,000           37,060

FNMA Discounted Note,
   due 9/11/95                      1           1           1,565,882            1,600,000           34,118

Elco Industries Incorporated
   common stock                     -           2                   -            3,960,684        3,663,262





There were no Category (ii) or (iv) reportable transactions. Category (i) reportable transactions are included in Category (iii) reportable transactions above.



                                                SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          ELCO TEXTRON INC. PROFIT SHARING AND SAVINGS PLAN

                                ELCO TEXTRON INC., Plan Administrator

DATE     June 28, 1996          By     /s/ Kenneth L. Heal
                                       Name:  Kenneth L. Heal
                                       Title: Secretary/Treasurer